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                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Under the Securities Exchange Act of 1934
                                     Registration Statement File No.: 333-107902


   Investor Notice

   In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in the press release, PREIT and Crown American Realty Trust have filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. These materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty Trust at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn:
   Investor Relations.

   Transcript of Pennsylvania Real Estate Investment Trust
   Third Quarter 2003 Earnings Release Conference Call
   Wednesday, November 5, 2003 11:00 am


Operator
--------------------------------------------------------------------------------

   Good morning ladies and gentlemen, and welcome to your Pennsylvania Real Estate Investment Trust Third Quarter Earning Results Conference Call. At this time all lines have been placed on a listen-only mode and the floor will be open for questions following the presentation. It is now my pleasure to turn the floor over to your host, Mr. Todd Fromer. Sir, you may begin.


Todd Fromer
--------------------------------------------------------------------------------

   Thank you and thank you everyone for joining us for PREIT's Third Quarter 2003 Earnings Conference Call. Before we begin, I will like everyone to know that this conference call contains certain forward-looking statements within the meaning of section 21-E of the Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements.

   In particular, PREIT may not be able to consummate the merger with Crown, or if such transaction is consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate the transaction include,

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   without limitation, the satisfaction of closing conditions applicable to the transaction - some of which are beyond PREIT's control.

   In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements.

   Some or all of such factors may also affect anticipated operating income for 2004 from Willow Grove Park and the forecasts issued today. Such forecasts may also be impacted by the ability of the Trust to integrate the Crown properties efficiently and successfully following the anticipated merger. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth on this conference call to reflect new information, future events or otherwise.

   In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in today's press release, PREIT and Crown American Realty Trust have filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials because they contain important information. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust, at the Securities and Exchange Commission's website at www.sec.gov.

   In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania 19102, Attention: Investor Relations. These materials and other documents filed by Crown American Realty Trust may be obtained for free by directing your request to Crown American Realty Trust at Pasquerilla Plaza, Johnstown, Pennsylvania 15901, Attention: Investor Relations.

   With nothing more, I would like to now turn the floor over to Mr. Ron Rubin, Chairman, and Chief Executive Officer of Pennsylvania Real Estate Investment Trust. Ron, the floor is yours.


Ronald Rubin, Chairman and Chief Executive Officer
--------------------------------------------------------------------------------

   Thank you very much. Good morning everyone. I appreciate the fact that you are joining us today for our third quarter conference call. Participating in the call with me today are Jon Weller, President and Chief Operating Officer of the company; Ed Glickman, Executive VP and Chief Financial Officer of the Company. And in the room, although not participating in the call but may be available for your questions are George Rubin, President of PREIT Services; Dave Bryant, Treasurer of the company; and Bruce Goldman, General Counsel.

   First, I am pleased to report that our merger with Crown American Realty Trust is on track. The Special Meeting of Shareholders to consider and vote on the approval of the merger agreement is scheduled for next Tuesday, November 11, at 11:00, with the Crown shareholder meeting to be held at the same time. We anticipate closing the merger several days following the meeting. In August, the company completed an equity offering of approximately $185 million. Part of the proceeds were invested in acquisitions of our partnership-share at Willow Grove Park and a 6.08 acre parcel adjacent to Plymouth Meeting Hall, a former IKEA store.

   In addition, we were happy to declare a 5.9% increase in our quarterly dividend effective December the 15th, from $0.51 per share to $0.54 per share, which is consistent with the increase provided for under the merger

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   agreement with Crown. On an annualized basis, our dividend will increase from
   $2.04 to $2.16 per common share.

   Currently, we are in the final stages to replace our $200 million secured line of credit facility with a $500 million unsecured revolving line of credit with Wells Fargo as a lead agent. The new facility will enable PREIT to pursue future opportunities. For now, we look forward to the completion of the Crown transaction, which will position the company as a major mall owner with strong prospects for future growth as a result of our larger platform. And now, I would like to turn the call over to Jon Weller.


Jonathan B. Weller, President, Chief Operating Officer
--------------------------------------------------------------------------------

   Thanks Ron and good morning everyone. In the third quarter of 2003, net income increased to $34.9 million compared to $8.2 million in the third quarter of 2002. Results for the third quarter of 2003 included the $34 million gain on the sale of our final, four multifamily properties. On a per share basis, net income rose to $1.79 cents from $0.49, reflecting the substantial gains from the multifamily sale.

   FFO for the third quarter of 2003 increased by 17.9% to $14.5 million, over $12.3 million in the comparable period in 2002, reflecting the impact of the Rouse Malls acquisition and the acquisition of the remaining 70% of Willow Grove Park. FFO per share is unchanged at $0.67, reflecting the dilutive effect of the equity offering completed in the third quarter, the termination of interest rates swaps to the line of credit and non-recurring cost primarily related to integration. Third quarter 2003 NOI increased by 65.1%, $31.7 million from $19.2 million in the third quarter of 2002.

   Same-store NOI for the retail portfolio decreased 2.2% or $312,000 in this 2003 third quarter. There was $15,000 in lease termination payments in the same-store NOI in the third quarter of 2003 compared with $341,000 of lease termination payments for the third quarter of 2002.

   On a same-store basis, including anchors, our mall portfolio occupancy decreased to 91.1% at the end of the third quarter from 95.3%, mainly due to the closing of Ames at Dartmouth Mall and at Lehigh Valley Mall, the closing of General Cinema, and the accumulation of space to accommodate the opening of Holister in the fourth quarter. The company purchased the Ames lease and has executed a non-binding letter of intent for the sale of the pad site to the May Company for the addition of a 140,000 square foot Filenes' Department Store, which is expected to open in the fall of 2004. Same store NOI is impacted by both the loss of income from Ames and the amortization of the purchase price of the Ames' lease over its remaining life. Upon the completion of Filenes, revenues will be generated from new small shop GLA and kiosks, recovery of real estate taxes from Filenes, as well as expected rent growth due to the presence of the fashion anchor.

   In the third quarter, the company completed the acquisition of the 70% of Willow Grove Park owned by Pennsylvania State Employee Retirement System for $122 million, including debt of $77 million, bringing the company's ownership to 100%. Controlling this asset is central to the company's strategy of utilizing its dominant mall position in the greater Philadelphia market, for leasing leverage throughout the portfolio. The purchase price equated to a 9% cap rate on forecast to 2004 NOI. The company also acquired for approximately 16 million, the vacant former IKEA store at Plymouth Meeting Mall. This parcel is important to the company's plan to add one or more new anchors to this well-located asset.

   In anticipation of the completion of the merger with Crown American Realty Trust in November, the company has spent considerable time and money on the integration of the organization. With about two weeks to go before closing, we are substantially complete in the re-organization of our retail-operating group to accommodate the expanded portfolio. In addition, we have added talent to our leasing and asset management groups, some from the Crown American organization and some from the outside. The effort to integrate the organizations has resulted in some incremental expenses, including a

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   substantial portion of the $500,000 and extraordinary expenses incurred in the third quarter, which are not expected to recur in 2004. We are optimistic that our integration effort will result in a smooth transition and will allow us to effectively manage and lease the expanded portfolio. I'll now turn over the presentation to Ed Glickman.


Edward A. Glickman, Executive Vice President, and Chief Financial Officer
--------------------------------------------------------------------------------

   Thanks Jon. The company ended the third quarter of 2003 with Investments in Real Estate of $1.31 billion, an increase of $383.6 million or 41.4% over 2002's comparable balance of $926.4 million.

   Specifically in the retail sector, investment in real estate was up $675.3 million to $1.29 billion, representing a 109.9% increase in retail investments over last year's balance of $614.6 million. The $675.3 million of total retail increase was comprised of $663.4 million of new investment plus $11.9 million in completed projects that were previously classified as development. The bulk of the new investment is due to the previously announced acquisitions of six regional malls from Rouse, and the more recent purchases of the six-acre parcel adjacent to Plymouth Meeting Mall and acquiring the 70% interest in Willow Grove Mall. The remainder of new investment consists of spending on a number of smaller projects including Magnolia Mall in Florence, South Carolina.

   The completion of PREIT's multifamily disposition strategy has caused a reduction in multifamily investment of $287.4 million over last year's balance. This figure reflects the full amount of the prior year multifamily investment on the balance sheet, which has, at this point, been reduced to zero. As a result of the above changes, the company's portfolio is now substantially concentrated in operating assets in the retail sector.

   On the right side of the balance sheet, the company finished the third quarter with Debt Capital of $739.1 million, up from $599.4 million at the end of the third quarter of 2002. The jump is largely attributed to the difference between the increase in debt required through the acquisition of The Rouse Company assets, the net debt increase from the refinancing of Dartmouth Mall and Moorestown Mall, the reductions occurring from the assumptions of the multifamily debt by the purchasers and the application of sales proceeds to reduce short-term bonds. Additionally, the bulk of the proceeds from the Company's 6.3 million share offering was used to reduce the Line of Credit Balance reserved.

   At the end of this third quarter the full amount of the company's $739.1 million in total debt was therefore a long-term, fixed rate mortgage debt at a weighted average cost of 7.33% and weighted average maturity of 5 years.

   Since the third quarter of 2002, PREIT's equity market cap has increased by 82.1% from $469 million to $854 million. The rise in equity cap was a result of the issuance of 7.3 million new shares and units as well as stock price appreciation from $25.76 to $33.45 during this period. These debt and equity changes have caused our debt-to-market cap to decrease from 56.1% at the end of the third quarter `02 to 46.4% at the end of the third quarter of '03 - a figure which is well below the Company's historical leverage level.

   Presently, the Company has received commitments from a lender group lead by Wells Fargo to replace our $200 million secured line of credit facility with a $500 million unsecured line of credit. Subject to documentation, it is PREIT's intention to close the new line of credit concurrently with the impending merger with Crown. Initial borrowings will be used to fund transaction expenses and debt restructuring costs. We believe that the balance sheet will be adequately positioned to handle our investment and operational capital needs going forward.

   For modeling purposes, we have assumed that the merger with Crown will close mid-way through the fourth quarter and that our proposed debt restructurings will occur simultaneously. It is important to note that the actual closing

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   dates for the merger and restructurings will have a significant impact on
   Funds From Operations per share for `03, as these new properties represent a significant portion of PREIT's pro forma portfolio. Additional variation may be created by the timing and magnitude of a one-time charge of $6.75 million, which is an expense that is spread over a decreasing number of weighted average shares if the closing is pushed closer to the end of the year. After considering the additional shares outstanding from our August offering and the third quarter actual results, we are revising our 2003 earnings guidance to a range of $2.84 to $2.96 per share for the year. Please remember that this estimate is derived by dividing the full year FFO by the weighted average share for the year, and it is not simply the sum of the individual four quarters' FFO per share numbers.

   At this time, we are still assuming that we will begin 2004 as a merged company and our new earnings guidance, giving weight to the additional shares is between $3.62 and $3.82 per share for the full year '04. We are happy to speak with you off-line to clarify any issues that you may need for your own forecasting assumptions. Jon and I will answer any questions that, and Ron, will answer any questions that you may have at this time.

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QUESTION AND ANSWER SECTION

   Operator: Thank you. The floor is now open for questions. If you do have a question please press the numbers "1", followed by "4" on your telephone at this time. Once again, the floor is open for questions; if you do have a question please press "1", followed by "4" on your telephone at this time. Please hold while we poll for questions. Our first question comes from Josh Bederman from J.P. Morgan.

   [Q - Joshua Bederman]: Hi guys, couple of things here. First, I know you guys commented that you'd talk about guidance off-line, I was just wondering may be you could do it on-line, maybe a little bit of the assumptions in 2004--specifically, internal growth? You know, sort of scope and timing of Crown sales, and debt premium amortization?

   [A - Edward Glickman]: Okay. The debt premium amortization is taken radically over the life of the individual pieces of debt.

   [Q - Joshua Bederman]: And can you quantify that for `04?

   [A - Edward Glickman]: Sure, we've already released, we've already released that number and it's our expectation that it's not going to change significantly from the assumptions that we used when we first, when we first put it out.

   [Q - Joshua Bederman]: Okay. And so does that mean there is none associated with Willow Grove or is that inclusive of the Willow Grove, the previous guidance?

   [A - Edward Glickman]: No, there is a small amount associated with Willow Grove but nothing like the amount of...of debt amortization.

   [Q - Joshua Bederman]: So it is substantially nothing. Okay and what are the assumptions on internal growth?

   [A - Edward Glickman]: We didn't use one underlying assumption on the whole company we actually went through every space at every mall.

   [Q - Joshua Bederman]: Okay.

   [A - Edward Glickman]: And put together an analysis in the form of ARGUS runs on every property that we used to build our model. So, we, you know, kind of each space, first looked at individually and its prospects for next year and it is built-in to our going-forward model of the Company. So, it should run a number about 3% or 4% or whatever, we definitely took an incremental look at each particular space. And it wasn't my intention not to discuss this on-line, it was my intention if anybody had an issue with the weighted average share calculation, this is the last time to take those questions.

   [Q - Joshua Bederman]: Okay, and then last thing on that, have you modeled in any sales with respect to your Crown assets and if so, what's the scope and timing?

   [A - Edward Glickman]: There is nothing in the model for sales with Crown assets, acquisitions, or any extraordinary items. We, what we did to put this out as the base-case is round the Company forward based on the, summation of the ARGUS runs and capital structure as we now know it for the company. We didn't put any speculative acquisitions, dispositions into the model, so that, that is the base-case.

   [Q - Joshua Bederman]: Okay. And I think that is pretty much it, thanks.

   Operator: Our next question comes from David Shulman from Lehman Brothers.

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   [Q - David Shulman]: Yeah, hi. First question is, it looks like Simon is buying, is going to take control over Kravco, and Kravco is the managing partner at Lehigh Mall.

   [A - Ronald Rubin]: Correct.

   [Q - David Shulman]: What do you think the implication of that is going to be going forward?

   [A - Ronald Rubin]: We don't know Dave. This is Ron. At this point, we really, look anything we say would be speculation. We agree with you that the Simon deal, from everything we hear, looks like it's going to happen, but we don't know how much of Kravco Simon is going to own, and we don't know how it is going to affect our interest in Lehigh Valley, at this point.

   [Q - David Shulman]: Do you, do you think it's for better or for worse?

   [A - Ronald Rubin]: I think it's hard to say. I don't think it's worse. You know, I don't think it's worse having Simon in there, but it's hard to say at this point, until the smoke clears, exactly what it is going to mean to us, to the Company.

   [Q - David Shulman]: Okay, thank you.

   Operator: Our next question comes from Alexander Goldfarb from Lehman
   Brothers.

   [Q - Alexander Goldfarb]: Hi, good morning. Just want to go back to the debt amortization. I believe you had said that you expect it to be very similar to what was announced back in May. But seeing that the treasury has moved pretty significantly from mid 3's to mid 4's. That's still a fair statement?

   [A - Edward Glickman]: It is because when we modeled it originally we left a little room in not knowing, knowing that we had six to months go. So, we did not want price all the debt at the bottom of the market, what most people thought was the bottom of the market.

   [Q - Alexander Goldfarb]: Okay, okay that's fair. And can you just go, what and I think you had mentioned or highlighted... or touched on it. The, what are your assumptions for the weighted average share count for the fourth quarter? Because I think next year looks like it just going to be about 39, using round numbers. But for the fourth quarter, what is your expectation, what is your guidance predicated on?

   [A - Edward Glickman]: Yeah, I would rather go through the weighted average shares off-line.

   [Q - Alexander Goldfarb]: Okay, then I'll follow up off-line. And with the difference in the credit lines going from secured to unsecured, two things; one is, is there, what is the rate difference between those? And two is, what is the status with the rating agencies?

   [A - Edward Glickman]: Okay, there is no status yet with the rating agencies because we have not received formal notification from them of, you know, the outcome of their review of the company. However, I can tell you that we have met with them on a number of different occasions. We have had actually Fitch, S&P and Moody's in here looking at the company but I have not yet received any formal indication. I'm sorry, what was the first part of your...?

   [Q - Alexander Goldfarb]: Just the rate difference between the old, unsecured, I mean, secured and the new unsecured line?

   [A - Edward Glickman]: At this point, we have not completed the line of credit process. The only thing that we had permission from our lender to release was the fact that we have reached the $500 million mark in commitment. But we're not in a position yet to release any of the details on

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   the transaction. It has not closed and it has, you know, the lenders have not agreed to the documentation yet. So, it's too early.

   [Q - Alexander Goldfarb]: Okay, and the Filenes', the pad sale. You'll be including that in FFO, I am presuming?

   [A - Jonathan Weller]: Alex, Jon. I don't think the, the sale, I mean our policy generally is for sales of pads, out-parcels, etcetera, to not include those, so that income in FFO, in other words it is treated like a sale of department property, or shopping center, or whatever. So, no, that income will not be in their book. But what will be included in FFO, as a result of the Filene's transaction, is any recovery that we obtain from Filenes, from cash, from real estate taxes and otherwise. Any additional rent from, you know, newly created GLA, there may be additional CAM recovery related to the cost associated with creating or expanding the mall, and of course, we think that Filene's will give us, you know, much better negotiating leverage with our tenants, to increase rent as the leases come up, because they are going to generate a lot more sales than Ames generated.

   [Q - Alexander Goldfarb]: Okay and just the final question. The 2.5 million share incentive plan, can you just walk us through this and just explain, because it seems rather large but may be it is consistent with other companies, if you could just say what it was, what sort of the peer group was and how it works?

   [A - Jonathan Weller]: Alex, your question is, how did we arrive at that number?

   [Q - Alexander Goldfarb]: Right. It just seems like a large number based on the share count but maybe it vests over a number of years so, it doesn't seem?

   [A Jonathan Weller]: We looked at and I don't have the detailed numbers in front of me and I will be happy to go over with you in detail later, but we looked at, obviously we looked at whatever was outstanding. We looked at the new share count of the company, which you, I think, correctly stated was, I think the share count is about 35 million and there is some balance up to 39 million is OP in it. And, we look at a general rule of thumb based on advice we had gotten from outside consultants that a plan of up to 10% of the outstanding shares was common in the industry. So, if approximately a million shares are outstanding through, you know, unexercised options or restricted shares and so on and, you know, the difference is up to 2.5 million, that is where we came up with that number. It's obviously not our intention to issue all of that, but as soon as, if the plan is approved, but to have a number of shares for incent-compensation over a multiyear period available for allocation to members of the company and trustees. I'd also point out to you that, that I believe, Bruce help me here, how many shares are subject to Crown options, about 1.4 million or thousand, which equates to approximately 500,000 PREIT shares that, the options that are currently held by Crown management will go against that figure when they are reissued as PREIT options at the closing.

   [Q - Alexander Goldfarb]: Okay. Thank you.

   Operator: Once again, the floor is open for questions. If you do have a question, please press the numbers "1", followed by "4" on your telephone at this time. Our next question comes from Josh Bederman - JP Morgan.

   [Q - Joshua Bederman]: Hi guys. Sorry, just a quick follow-up question, you mentioned a couple of things with respect to restructuring, hiring service staff, and stuff. It looks like G&A in this quarter exclusive of this swap charge is about $7 million, is that right, is that a good run-rate, or should we expect it to go up?

   [A - Ed Glickman]: I mean, it's our expectation that G&A will go up, and it will go up more in a transitional period as we're operating in two sites for the next six months, lets say, at some level of operations, and I think that

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   you should expect us to hit a run-rate that would be level probably in the third quarter of next year.

   [Q - Joshua Bederman]: And, and, what would that be?

   [A - Ed Glickman]: You know, we are in the middle of budgeting it at the time, as we speak, and I am not prepared to give you a number on that at the moment.

   [Q - Joshua Bederman]: Okay.

   Operator: Our next question comes from David Shulman, Lehman Brothers.

   [Q - David Shulman]: Yes, I have a follow-up, Ed, can you answer my question? If there is no real change in debt amortization premium, it looks like your guidance is a little bit lower than what you gave when you announced the merger. Is that, am I right on that? In going over all the books and doing the ARGUS runs, you are little bit lower than where you were last spring, for '04?

   [A - Ed Glickman]: Yes, we are little bit lower than we were.

   [Q - David Shulman]: And what caused that?

   [A - Ed Glickman]: Well, it was a couple of things. One is, we got a little tighter guidance on how we were going to handle some of the amortization of, not so much for debt premium, but the cost surrounding some of the debt and that, you know, instead of capitalizing it into the merger would be, it would be associated with the individual pieces of debt. And we also have had some transitional G&A expenses, let's say, with more people operating in Johnstown and less people coming over to PREIT for a period of time. So, I think that, you know, with a merger as large as this we have been coming to grips with the some of the interim issues related to putting the company together. What is not in the, and also, Jon mentioned the fees related to the new line of credit may increase the size of the other line of credit, substantially, from where we thought we were going to originally take it. Primarily, that was a function of the fact that, our transaction was received successfully. We were presented with the opportunity and a lot of demand out there on a line of credit and we thought given where we were in the market cycle, that this was a good time to get that availability, but it comes at a cost, in terms of paying for it.

   [Q - David Shulman]: And this is going to show up as interest expense, right? The fee for the line, right?

   [A - Ed Glickman]: Yes, the fees for the line are an expense. And, so we thought it was worth it because who knows what the credit market is going to be like next year and at the moment, we were met with a very positive reception to our credit proposal which is really a major evolutionary change for the company to become an unsecured borrower without a pool of properties.

   [Q - David Shulman]: And did the thinking come from when you did the space-by-space analysis with ARGUS on the operating side did any number, did numbers come down because of that as well?

   [A - Ed Glickman]: No, to tell you, to tell you...

   [Q - David Shulman]: Or the numbers went up because of that...?

   [A - Ed Glickman]: No, it wasn't... The drivers that change the number have very little to do with the core operation for the company.

   [Q - David Shulman]: Okay.

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   [A - Ed Glickman]: We are, you know, we're probably three to four months from being in a position where we'll redo all the ARGUS numbers, have some more definitive prospects for different spaces, etcetera, etcetera, we are in the very early stages of that and we have not - re-budgeted, re-calculated, all the ARGUS work we did over the summer. So, as I said, this is a base-case, the changes that have occurred have mostly been the structural changes of ironing out how the merger was going to occur, timing, etcetera, and did not reflect a fundamental re-appraisal of the operations of the company.

   [Q - David Shulman]: Okay, thanks a lot.

   [A - Ed Glickman]: Okay.

   Operator: Okay gentlemen, there appear to be no further questions at this time.


Ronald Rubin, Chairman and Chief Executive Officer
--------------------------------------------------------------------------------

   If there are no further questions at this time, I want to thank everyone who participated on this call. We are, we're obviously very excited and the many people here are very tired as there has been a lot of activity in the company over the past few months. 2003 has been a very significant year for this company and we are looking forward to the closing of the Crown transaction some time in the next week to ten days. And so we're available for your questions even though you're not on the call, you can feel free to call, call us directly with any questions that you may have and I want to thank you all again for your participation.


Operator
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   Thank you. This does conclude this morning's presentation. Please disconnect your lines and have a great day.



















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